UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________
FORM 11-K
 _____________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to             .
Commission File Number: 0-19582

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
OLD DOMINION 401(k) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Old Dominion Freight Line, Inc.
500 Old Dominion Way
Thomasville, NC 27360

Note: Other schedules required by the Department of Labor’s Rules and Regulations For Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of
Old Dominion Freight Line, Inc.

We have audited the accompanying statements of net assets available for benefits of the Old Dominion 401(k) Retirement Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Dixon Hughes Goodman LLP

High Point, North Carolina
June 11, 2015

(1)

OLD DOMINION 401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2014	2013
ASSETS

Investments, at fair value:
Mutual funds	$328,404,624	$295,006,773
Common collective trust funds	52,672,200	47,368,359
Old Dominion Freight Line, Inc. common stock	136,708,224	89,878,128
Self-directed brokerage accounts	3,323,775	2,631,658
Total investments, at fair value	521,108,823	434,884,918

Receivables:
Participant contributions	868,267	710,694
Employer contributions	17,229,049	12,870,660
Notes receivable from participants	32,652,639	32,370,142
Total receivables	50,749,955	45,951,496

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	571,858,778	480,836,414

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(337,831)	99,296

NET ASSETS AVAILABLE FOR BENEFITS	$571,520,947	$480,935,710

The accompanying notes are an integral part of these financial statements.

(2)

OLD DOMINION 401(k) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended
December 31, 2014
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment income:
Net appreciation in fair value of investments	$44,070,211
Dividend income	14,676,363
Interest income on notes receivable from participants	1,691,405
Contributions:
Participant contributions	43,417,518
Employer contributions	26,464,673
Rollover contributions	3,567,520
Total contributions	73,449,711

Total additions	133,887,690

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid to participants	42,303,884
Administrative fees	998,569
Total deductions	43,302,453

Net increase	90,585,237

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	480,935,710
End of year	$571,520,947

The accompanying notes are an integral part of these financial statements.

(3)

OLD DOMINION 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF PLAN

The following description of the Old Dominion 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Old Dominion Freight Line, Inc. (the “Company”) who have completed one month of service and are age 18 or older. The Old Dominion Retirement Committee manages the operation and administration of the Plan. J.P. Morgan Chase Bank, N.A. (“JP Morgan”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Each year, participants may contribute from 1% to 60% of pre-tax annual compensation, as defined in the Plan document, subject to certain limitations set forth in the Internal Revenue Code of 1986, as amended (“IRC”). Participants who have attained age 50 before the end of the Plan year and have contributed the maximum allowable pre-tax contribution are also eligible to make catch-up contributions up to a maximum of $5,500 for 2014. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company contributes 30% of the first 6% of base compensation that a participant contributes to the Plan. Additional employer contributions may be made at the Company's discretion. Eligible plan participants who (i) have completed 1,000 hours of service and (ii) were actively employed or were deceased, retired or permanently disabled on the last day of the Plan year are eligible to share in the Company discretionary contributions for the year. For the year ended December 31, 2014, the Company awarded an additional $17,028,708 as a discretionary contribution.

Investment Options

Participants may direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, common collective trust funds and Company common stock as investment options for participants. In addition, participants have the option of utilizing a self-directed brokerage account, through which participants are able to invest in a variety of securities including mutual funds, equities, the Company's common stock or certain fixed-income securities, in accordance with the Plan document.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings (losses). In addition, each participant’s account may be charged with benefit payments, transaction fees and allocations of administrative expenses. Allocations are based on participants’ compensation or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(4)

OLD DOMINION 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of the participants’ accounts plus actual earnings thereon is based on years of continuous service based on the following schedule:

Years of Service	Vested Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at the rate of prime, as published by the Wall Street Journal on the last business day of the month immediately preceding the month in which the loan is issued, plus 2%, which is commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability or retirement at age 65, a participant may elect to receive an amount equal to the vested value of his or her account in installment payments or a lump sum. For termination of service for other reasons, a participant may receive the vested value of his or her account as a lump-sum distribution or may elect, subject to minimum balances as defined by the Plan document, to leave the vested portion of the account with the Plan. In addition, amounts contributed may be withdrawn upon demonstration of financial hardship, disability or after a participant reaches the age of 59.5 years.

Forfeited Accounts

At December 31, 2014 and 2013, forfeited non-vested accounts totaled $268,479 and $286,445, respectively. These accounts may be used to reduce future employer contributions. Forfeitures of $430,500 were used to reduce employer contributions during the year ended December 31, 2014.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”).

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosures. Actual results may differ from those estimates.

(5)

OLD DOMINION 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See the “Fair Value Measurements” disclosure in Note 4 below for a discussion of fair value measurements.

In accordance with GAAP, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement to attribute to that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan.

Payment of Benefits

Benefits paid to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document. Certain administrative functions are performed by the employees of the Company. No such employee receives compensation from the Plan. Expenses relating to specific participant transactions, such as participant loans and distributions, are charged directly to the participant’s account.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2015-07, Fair Value Measurement – Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This ASU removes the requirement to categorize investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. The Plan’s managing committee is currently evaluating the impact of the pending adoption of ASU 2015-07 to the financial statements of the Plan.

(6)

OLD DOMINION 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 3. INVESTMENTS

The following table presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2014	2013
Old Dominion Freight Line, Inc. Common Stock	$136,708,224	$89,878,128
American Funds EuroPacific Growth Fund - R5	75,833,769	71,355,580
Jennison Growth - Z	60,087,906	52,957,295
Metropolitan West Total Return Bond Fund	53,234,854	—
JPMorgan Stable Asset Income Fund	52,672,200	47,368,359
Royce Premier Investment Fund	39,752,657	44,782,064
PIMCO Total Return Fund	—	45,062,414

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

Year ended
December 31,
2014
Mutual funds	$(602,250)
Common collective trust funds	671,913
Old Dominion Freight Line, Inc. common stock	43,564,575
Self-directed brokerage accounts	435,973

$44,070,211

NOTE 4. FAIR VALUE MEASUREMENTS

The FASB issued a statement that defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs are described as follows:

Level 1:	Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access;

Level 2:
Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable; and inputs that are derived from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability; and

Level 3:
Unobservable inputs used to the extent that observable inputs are unavailable, which typically reflect the Plan’s assumptions of the assumptions that would be used by market participants in pricing the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

(7)

OLD DOMINION 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

A description of the valuation methodologies used for assets measured at fair value for December 31, 2014 and 2013 are presented below:

Mutual Funds

Mutual funds are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Common Collective Trust Funds

Common collective trust funds are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is quoted on a private market that is not active; however, the unit price is based on the underlying investments which are traded on an active market. As a result, the NAV is classified within Level 2 of the valuation hierarchy.

Old Dominion Freight Line, Inc. Common Stock

Common stock is valued at the closing price reported on the active market on which the individual security is traded and is classified within Level 1 of the valuation hierarchy.

Self-directed Brokerage Accounts

Self-directed brokerage accounts may include mutual funds, equities, the Company's common stock or certain fixed-income securities. These investments are valued by the administrator of the fund based on quoted market prices and are classified within Level 1 of the valuation hierarchy.

There were no changes made in the valuation methodologies used to determine the fair value of financial assets during the fiscal year ended December 31, 2014. Financial assets measured at fair value on a recurring basis are listed below and are categorized by level of the fair value hierarchy:

				Total
				Fair Value at
				December 31,
	Level 1	Level 2	Level 3	2014
Financial Assets:
Mutual funds
Growth	$210,498,183	$—	$—	$210,498,183
Asset allocation	64,671,587	—	—	64,671,587
Fixed income	53,234,854	—	—	53,234,854
Total mutual funds	328,404,624	—	—	328,404,624
Common collective trust funds	—	52,672,200	—	52,672,200
Old Dominion Freight Line, Inc. common stock	136,708,224	—	—	136,708,224
Self-directed brokerage accounts	3,323,775	—	—	3,323,775
Total	$468,436,623	$52,672,200	$—	$521,108,823

(8)

OLD DOMINION 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

				Total
				Fair Value at
				December 31,
	Level 1	Level 2	Level 3	2013
Financial Assets:
Mutual funds
Growth	$198,658,395	$—	$—	$198,658,395
Asset allocation	51,285,964	—	—	51,285,964
Fixed income	45,062,414	—	—	45,062,414
Total mutual funds	295,006,773	—	—	295,006,773
Common collective trust funds	—	47,368,359	—	47,368,359
Old Dominion Freight Line, Inc. common stock	89,878,128	—	—	89,878,128
Self-directed brokerage accounts	2,631,658	—	—	2,631,658
Total	$387,516,559	$47,368,359	$—	$434,884,918

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 5. STABLE ASSET INCOME FUND

The JPMorgan Stable Asset Income Fund (the "Fund") is a commingled pension trust fund established, operated and maintained by JPMorgan under a declaration of trust. The Fund’s strategies seek the preservation of principal, while providing current income and liquidity.

The Fund has a fixed income investment strategy, and may invest in U.S. treasury and agency securities, mortgage-backed securities, asset-backed securities, commercial mortgage-backed securities, private mortgages, corporate and short-term investments, synthetic guaranteed investment contracts and similar products. The Fund also invests in other JPMorgan commingled pension trust funds.

The Fund is valued at fair value and then adjusted by the issuer to contract value. Fair value of the Fund is the net asset value of its underlying investments, and contract value represents contributions made under the contract less any participant-directed withdrawals plus accrued interest.

Participants can ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Certain events may limit the Fund’s ability to transact at contract value. Such events include layoffs, bankruptcy, plan termination and other events outside the normal operation of the Fund that may cause a withdrawal which results in a negative market value adjustment.

The Plan may terminate its interest in the Fund at any time. However, JPMorgan reserves the right to pay out terminating plans at book value at any time within twelve months of receiving notice.

There are no unfunded commitments, redemption frequency restrictions or other redemption restrictions.

NOTE 6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and units of a common and collective trust fund managed by JPMorgan and Chase Investment Services Corporation (an affiliate of JPMorgan). JPMorgan is the trustee, as defined by the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management, record-keeping and trustee services were $998,569 for the year ended December 31, 2014.

(9)

OLD DOMINION 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Plan investments also include shares of the Company's common stock. Transactions in the Company's common stock qualify as exempt party-in-interest transactions. The Company's common stock reported on the Statements of Net Assets Available for Benefits was $136,708,224 and $89,878,128 at December 31, 2014 and 2013, respectively, which represented 1,760,729 and 1,691,793 shares, respectively.

NOTE 7. FEDERAL INCOME TAX STATUS

The Plan is a prototype non-standardized profit sharing plan with cash or deferred arrangement sponsored by J.P. Morgan Retirement Plan Services LLC (an affiliate of the trustee). The Plan has not obtained a determination letter from the Internal Revenue Service (“IRS”), as it relies on the IRS approval of the prototype plan being utilized. The IRS has determined and informed the prototype plan sponsor by an opinion letter dated March 31, 2008 that the prototype plan was designed in accordance with applicable sections of the IRC. The Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes the Plan was qualified and the related trust was tax-exempt as of December 31, 2014.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for periods prior to 2011.

NOTE 8. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 9. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would be 100% vested in Company contributions.

NOTE 10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the IRS Form 5500 Annual Return/Report of Employee Benefit Plans at December 31, 2014 and 2013:

	December 31,
	2014	2013
Net assets per financial statements	$571,520,947	$480,935,710
Difference in deemed defaulted loans	(1,625,686)	(1,701,429)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	337,831	(99,296)
Net assets available for benefits per the Form 5500	$570,233,092	$479,134,985

(10)

OLD DOMINION 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The following is a reconciliation of increase in net assets per the financial statements to the Form 5500 for the year ended December 31, 2014:

Increase in net assets per the financial statements	$90,585,237
Current year deemed defaulted loans	(21,320)
Interest on deemed defaulted loans	(111,856)
Prior year deemed defaulted loans – paid through termination	208,919
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	337,831
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	99,296
Increase in net assets per the Form 5500	$91,098,107

NOTE 11. SUBSEQUENT EVENTS

The Plan administrator has evaluated all subsequent events and transactions through the issuance date of these financial statements, and concluded that no subsequent events or transactions have occurred that require recognition or disclosure in the Plan’s financial statements.

(11)

OLD DOMINION 401(k) RETIREMENT PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 56-0751714
PLAN NUMBER 002
December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost **	(e) Current Value

	American Century	Value Fund		$19,040,936
	American Funds	EuroPacific Growth Fund - R5		75,833,769
	Jennison	Growth – Z		60,087,906
*	JPMorgan	Smart Retirement - 2015 Fund		4,794,133
*	JPMorgan	Smart Retirement - 2020 Fund		8,960,183
*	JPMorgan	Smart Retirement - 2025 Fund		11,003,569
*	JPMorgan	Smart Retirement - 2030 Fund		11,580,897
*	JPMorgan	Smart Retirement - 2035 Fund		9,402,286
*	JPMorgan	Smart Retirement - 2040 Fund		6,252,436
*	JPMorgan	Smart Retirement - 2045 Fund		5,114,533
*	JPMorgan	Smart Retirement - 2050 Fund		3,545,150
*	JPMorgan	Smart Retirement - 2055 Fund		1,155,873
*	JPMorgan	Smart Retirement Income Fund		2,862,527
*	JPMorgan	Stable Asset Income Fund		52,672,200
*	JPMorgan	US Large Cap Core Plus Fund – Select		15,782,915
	Metropolitan West	Total Return Bond Fund		53,234,854
	Royce	Premier Investment Fund		39,752,657
*	JP Morgan	Brokerage		3,323,775
*	Old Dominion Freight Line, Inc.	Common Stock		136,708,224
*	Participant Loans ***	5.25% - 10.25%, maturing through December 2024		31,026,953
				$552,135,776

*	Indicates party-in-interest, as defined by ERISA.
**	Cost information omitted for these participant-directed investments.
***	The accompanying financial statements classify participant loans as notes receivable from participants.

(12)

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Old Dominion Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Old Dominion 401(k) Retirement Plan
(Name of Plan)

Date:	June 11, 2015	/s/ Kenneth M. Ludwig
Kenneth M. Ludwig
Chairman, Old Dominion Retirement Committee

(13)

EXHIBIT INDEX
TO ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

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